Exhibit 8.1
LIST OF MAIN SUBSIDIARIES AS AT JUNE 30, 2025

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION AND RESIDENCE	PROPORTION OF OWNERSHIP INTEREST AND VOTING INTEREST
Ergo Mining Operations Proprietary Limited	South Africa	100%
Crown Gold Recoveries Proprietary Limited	South Africa	100%
East Rand Proprietary Mines Limited	South Africa	100%
Ergo Mining Proprietary Limited	South Africa	100%
Far West Gold Recoveries Proprietary Limited	South Africa	100%
Stellar energy solutions Proprietary Limited[1]	South Africa	50.25%
[1]Subsequent to year end, Ergo has converted its short term credit facility to Stellar into equity, which increased its shareholding in Stellar to 89.94%, as of 18 August 2025.